Mail Stop 3651

      April 10, 2006

Via U.S. Mail and Facsimile

Tilman J. Fertitta
Chief Executive Officer
Landry`s Restaurants, Inc.
1510 West Loop South
Houston, TX 77027

RE:	Landry`s Restaurants, Inc.
			Form 10-K for the Fiscal Year Ended December 31,
2005
			Report on Form 8-K/A dated September 27, 2005

      File No. 001-05690



Dear Mr. Fertitta:

      We have reviewed your filing and have the following comments.
We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended December 31, 2005

Selected Consolidated Financial Information, page 20

1. We note that you present the non-GAAP measure "EBITDA" in your selected financial data and reconcile it to your operating earnings.
Please note that we do not believe that operating earnings is the most comparable GAAP measure since EBITDA makes adjustments for items that are not included in operating income. In future filings, please revise to reconcile this measure to your net income. Refer to the guidance outlined in Question 15 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" included on the Commission`s website. Also, revise future filings to explain any additional purposes for which the Company`s management uses this non-
GAAP financial measure. Refer to the requirements outlined in Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 41

2. Reference is made to your Goodwill and Trademarks balance of $46,716,151. In future filings, please provide all disclosures required by paragraph 45(b) and (c) of SFAS No. 142. Also, revise to separately disclose goodwill in your consolidated balance sheets. Refer to the requirements of paragraph 43 of SFAS No. 142.

Consolidated Statements of Cash Flows, page 44

3. As stated in paragraph 11 of SFAS No. 95, generally,
information
about the gross amounts of cash receipts and cash payments during
a
period is more relevant than information about the net amounts of the
cash receipts and payments.   In this regard, please revise your
consolidated statement of cash flows to disclose on a gross basis the proceeds and payments for your debt and related expenses, and your credit facility.

Note 1. Nature of Business and Summary of Significant Accounting
Policies

Inventories, page 45

4. Given that your inventory balance is approximately 41% of your total current assets and that your valuation of inventory requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, as disclosed in the last paragraph of your critical accounting policies in MD&A, we believe you should consider expanding the critical accounting policies section of your MD&A and your significant accounting policies to include the amount of and a discussion of the material implications associated with the methods and assumptions underlying how you arrived at the estimated inventory allowance. Additionally, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, factors such as how accurate the estimate/ assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Property and Equipment, page 46

5. We note from your disclosure that leasehold improvements are depreciated over the shorter of the estimated life of the asset or the lease term plus option periods where failure to renew results in economic penalty. Please tell us whether, under your lease agreement(s), you have an asset retirement obligation related to cost associated with removing property or leasehold improvements subject to retirement from facilities on leased properties. If so, tell us how you considered paragraph 5(j) of SFAS No. 13 and SFAS No. 143 in your accounting.

Note 8. Commitments and Contingencies

Litigation and Claims, page 59

6. We note from your disclosure on page 59 and 17 that in recent years, a number of restaurant companies have been subject to law suits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. You state that a number of these lawsuits have resulted in the payment of substantial damages by the defendants and that you are currently defending purported collective and class action lawsuits alleging violations , among other things, of minimum wage and overtime provisions of federal and state labor laws. In this regard, considering the potential for substantial damages, to the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with each of the lawsuits. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2.
If no estimate of these amounts can be made, please explain why and state this in your revised disclosure. Also, disclose the amounts of any accruals that have been established as required by paragraph 9 of
SFAS No.5.


Note 10. Supplemental Guarantor Information, page 60

7. We note that your $400 million of Senior Notes due in 2014 are guaranteed by certain of your subsidiaries. Please confirm and revise the notes to your financial statements to clarify whether all of your guarantor subsidiaries are 100% owned. If not, please explain why audited financial statements have not been provided for your subsidiary guarantors. Refer to the requirements of Rule 3-10(f) of
Regulation S-X.

Note 12. Quarterly Financial Data (Unaudited), page 70

8. In accordance with Item 302(a)(3), please revise your
disclosure
to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information
presented.   For example, we note that you generated significantly
less net income in the 4th quarter of fiscal 2005 than in the comparable 4th quarter of fiscal 2004 relative to the amount of revenues recognized.

Exhibits

9. It appears from your disclosure on page 53 that you have notes registered under the Securities Act of 1933. In this regard, please provide in your filing a ratio of earning to fixed charges as required by Item 503(d) and 601(b)(12) of Regulation S-K.

Report on Form 8-K/A dated September 27, 2005
Pro Forma Financial Information

10. The pro forma financial information included in your Report on Form 8-K does not comply with Article 11 of Regulation S-X in certain respects. In future filings, please revise the introductory paragraph to disclose the significant terms of the acquisition transaction including the nature of the consideration issued in the transaction and the total purchase price paid. Also, please ensure that you disclose all significant assumptions used to determine the various pro forma adjustments included in the pro forma financial information.


       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeff Jaramillo at (202) 551-3212 or Linda
Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.



      Sincerely,


							Linda Cvrkel
							Branch Chief




Via facsimile:	Rick H . Liem, Chief Financial Officer
	(713) 623-5296




Tilman J. Fertitta
Landry's Restaurants, Inc.
April 10, 2006
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